Condensed Consolidated Interim
Financial Statements

For the Three and Nine months ended September 30, 2025 and 2024

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		September 30, 2025	December 31, 2024
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$561,796	$624,673
Amounts receivable	6	162,134	75,041
Inventories		293,821	234,249
Other current financial assets	18	9,544	3,755
Other current assets	5, 7	43,679	55,344
		1,070,974	993,062

Property, plant and equipment	8	1,369,713	1,101,536
Deferred income tax assets	14	29,515	60,133
Non-current equity investments	18	85,477	9,785
Other non-current financial assets	18	96,415	67,217
Other non-current assets	9	37,883	33,400
		1,619,003	1,272,071
Total assets		$2,689,977	$2,265,133

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$319,809	$233,094
Income tax payable		23,368	18,731
Other current financial liabilities	18	12,906	12,707
Other current liabilities	7	14,727	19,348
		370,810	283,880

Provision for reclamation	10	284,028	266,195
Deferred income tax liabilities	14	10,100	18,400
Other non-current financial liabilities	18	45,416	5,208
Other non-current liabilities	9	40,171	35,534
		379,715	325,337
Shareholders' equity
Share capital	15	766,776	826,694
Contributed surplus		32,837	32,147
Accumulated other comprehensive loss		(28,521)	(11,195)
Retained earnings		1,168,360	808,270
		1,939,452	1,655,916
Total liabilities and shareholders' equity		$2,689,977	$2,265,133
Commitments and contingencies (note 17)
Subsequent events (notes 15 and 18)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)		2025	2024	2025	2024
(except per share amounts)	Notes

Revenue	11	$395,163	$323,927	$983,005	$912,116

Cost of sales
Production costs		223,352	183,440	597,098	519,772
Depreciation, depletion and amortization		35,379	33,119	85,500	93,964
Earnings from mine operations		136,432	107,368	300,407	298,380

Exploration and evaluation costs		20,566	21,871	37,391	57,492
Corporate administration costs		6,955	7,282	24,100	24,698
Share-based compensation expenses		8,074	2,644	10,945	5,985
Care and maintenance expenses		4,676	6,026	14,306	17,132
Impairment reversal	4	(193,520)	—	(193,520)	—
Reclamation (recovery) expense	10	(207)	6,608	(2,962)	(23,535)
Other operating (income) expenses	12	(38,208)	8,049	(17,334)	30,397
Earnings from operations		328,096	54,888	427,481	186,211

Gain on sale of Greenstone Partnership	5	(16,264)	—	(37,871)	—
Other non-operating income	13	(10,397)	(5,548)	(19,055)	(33,101)
Finance costs		2,988	3,790	10,942	10,941
Earnings before income tax		351,769	56,646	473,465	208,371
Income tax expense	14	59,581	27,854	82,249	75,479
Net earnings		292,188	28,792	391,216	132,892

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	18	(54,320)	2,901	(45,634)	(7,520)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity investments	18	23,146	970	28,308	1,451
Other comprehensive (loss) income		(31,174)	3,871	(17,326)	(6,069)
Total comprehensive income		$261,014	$32,663	$373,890	$126,823

Earnings per share:
Basic	15	$1.44	$0.14	$1.90	$0.62
Diluted	15	$1.43	$0.13	$1.87	$0.61

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$292,188	$28,792	$391,216	$132,892

Adjustments:
Depreciation, depletion and amortization		36,095	35,137	87,839	98,836
Reclamation (recovery) expense	10	(207)	6,608	(2,962)	(23,535)
Share-based compensation expenses		8,074	3,309	10,945	5,985
Finance costs		2,988	3,790	10,942	10,941
Income tax expense	14	59,581	27,854	82,249	75,479
Impairment reversal	4	(193,520)	—	(193,520)	—
Unrealized foreign exchange (gain) loss		(5,520)	237	3,785	(4,843)
Unrealized fair value (gain) loss on financial asset related to the Additional Royal Gold Agreement	18	(42,600)	1,500	(29,100)	10,400
Gain on sale of Greenstone Partnership	5	(16,264)	—	(37,871)	—
Other		2,045	373	2,533	38
Reclamation payments	10	(641)	(3,828)	(4,454)	(3,828)
Cash provided by operating activities prior to changes in working capital and income taxes paid		142,219	103,772	321,602	302,365
Income taxes paid		(7,958)	(6,951)	(56,789)	(88,795)
Other changes in working capital	16	27,392	6,818	(19,244)	(7,943)
Cash provided by operating activities		161,653	103,639	245,569	205,627

Investing activities
Property, plant and equipment additions		(63,011)	(66,178)	(162,461)	(114,024)
Proceeds from disposition of property, plant, and equipment		49	—	294	875
Cash settlement related to the Additional Royal Gold Agreement	18	—	—	—	(24,500)
Payment of transactions costs related to the Additional Royal Gold Agreement		—	—	—	(2,521)
Purchase of equity investments	18	(24,857)	(1,258)	(46,834)	(5,543)
Cash used in investing activities		(87,819)	(67,436)	(209,001)	(145,713)

Financing activities
Dividends paid	15	(10,278)	(11,034)	(31,126)	(33,033)
Payment of borrowing and financing costs		(505)	(552)	(1,009)	(1,605)
Repayment of lease obligations		(2,229)	(1,995)	(6,239)	(5,677)
Proceeds from common shares issued		684	1,312	2,930	3,622
Payment for common shares repurchased	15	(22,050)	(12,017)	(64,001)	(31,822)
Cash used in financing activities		(34,378)	(24,286)	(99,445)	(68,515)
Increase (decrease) in cash and cash equivalents during the period		39,456	11,917	(62,877)	(8,601)
Cash and cash equivalents at beginning of the period		522,340	592,423	624,673	612,941
Cash and cash equivalents at end of the period		$561,796	$604,340	$561,796	$604,340

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	391,216	391,216
Other comprehensive loss	—	—	—	(17,326)	—	(17,326)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 15)	(9,195,416)	(65,211)	—	—	—	(65,211)
Related to the effect of share repurchase liability (note 15)	—	640	—	—	—	640
Share-based compensation expense	—	—	2,198	—	—	2,198
Issued on exercise of stock options	409,232	2,854	(816)	—	—	2,038
Issued under the employee share purchase plan	178,131	1,103	—	—	—	1,103
Issued on redemption of restricted share units	219,211	696	(692)	—	—	4
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(31,126)	(31,126)
Balance at September 30, 2025	201,642,438	$766,776	$32,837	$(28,521)	$1,168,360	$1,939,452

Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	132,892	132,892
Other comprehensive loss	—	—	—	(6,069)	—	(6,069)
Transaction with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 15)	(4,965,300)	(32,312)	—	—	—	(32,312)
Related to the effect of share repurchase liability (note 15)	—	3,033	—	—	—	3,033
Share-based compensation expense	—	—	2,093	—	—	2,093
Issued on exercise of stock options	589,723	4,230	(1,204)	—	—	3,026
Issued under the employee share purchase plan	123,445	731	—	—	—	731
Issued on redemption of restricted share units	507,346	2,922	(2,910)	—	—	12
Dividends declared and paid (C$0.21 per share)	—	—	—	—	(33,033)	(33,033)
Balance at September 30, 2024	211,752,347	$840,140	$31,848	$1,382	$871,245	$1,744,615
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These financial statements were authorized for issuance by the Board of Directors of the Company on October 28, 2025.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024 except for:

Equity Investments

Equity investments expected to be held for more than twelve months after end of the reporting period are classified as non-current financial assets, and an irrevocable election has been made to measure certain securities at fair value through other comprehensive income. The unrealized gains or losses related to changes in fair value of the these investments are reported through other comprehensive (loss) income line in the condensed consolidated interim statements of earnings and comprehensive income. The election is made on an investment-by-investment basis.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is currently assessing the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.
4. Impairment reversal
Goldfield Project
In the fourth quarter of 2024, following the completion of the updated mineral resource estimate, the Company determined that, based on the size and quality of the resource as well as the associated capital requirements, development of the project on a stand-alone basis was not economically viable under prevailing long-term gold price assumptions. The Company identified this as an indicator of impairment, performed an impairment test and concluded that the carrying amount of the Goldfield Project exceeded its estimated recoverable amount and recognized an impairment loss of $193.6 million during the year ended December 31, 2024.
During 2025, the Company completed additional technical studies and project optimizations on the Goldfield Project which in conjunction with a significant increase in long-term gold prices, significantly improved the economics of the project. On August 6, 2025, the Company’s Board of Directors approved the construction of the Goldfield Project and the Company announced the results of a technical study outlining strong economics for the Goldfield Project. Concurrent with the construction decision, the Company entered into zero-cost gold collars to hedge the commodity price risk, protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period. The Company identified the construction decision as indicators of impairment reversal for the Goldfield Project and completed an impairment reversal test in the third quarter of 2025. See note 18 for the details of the Company’s hedging program related to the Goldfield Project.
The estimated recoverable amount of the Goldfield Project as at August 6, 2025 was determined on the basis of fair value less costs of disposal (“FVLCD”) and calculated by discounting the estimated future net cash flows over the estimated life of the mine. Calculating the FVLCD required management to make estimates and assumptions with respect to future production levels and operating and capital costs in the life of mine plans, future metal prices, discount rate and estimates of the fair value attributable to mineralization in excess of life of mine plan. Changes in any of the assumptions or estimates used in determining the fair values could have impacted the impairment reversal analysis and its conclusions. The key assumptions used in the impairment test for Goldfield Project are summarized in the table below:

2025
Gold price per oz - medium term(1)	$2,850 -$3,050
Gold price per oz - long-term(1)	$2,650
Discount rate	8.5%
(1)Gold prices represent anticipated realized metal prices. Medium term represents the early production years 2028 to 2030, whereas long term represents years from 2031 to the end of life of mine. Prices selected for 2029 and 2030 were developed in consideration of real hedged floor price of the zero-cost collars entered into for hedging purposes.
As the Goldfield Project’s estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

of $193.5 million was recognized in the impairment reversal line item in the condensed consolidated interim statements of earnings and reflected in the "Corporate and other” category in the Company’s segment disclosure (note 19). This impairment reversal represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for depreciation, depletion and amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.
Key assumptions
The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

•Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
•Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account the Company’s expected development plans and development timeline to construct the necessary infrastructure and start production. The production levels used were consistent with the reserves volumes developed as part of the Company’s process for the estimation of mineral reserves and resources;
•A real after-tax discount rate was based on the Company’s estimated real weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. The discount rate was adjusted for the specific risks associated with the Goldfield Project.
5. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on achieving certain cumulative production milestones. On November 6, 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.
During the quarter, the Greenstone Mine achieved the first production milestone removing the constraint on the first tranche of the amount due from Equinox. On October 2, 2025, Equinox paid $41.0 million to the Company which is recorded in amounts receivable as at September 30, 2025. See note 6.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, November 6, 2024	$62,280
Remeasurement gain	808
Balance, December 31, 2024	$63,088
Remeasurement gain	37,871
Amount reclassified to Amounts Receivable (note 6)	(41,044)
Balance, September 30, 2025	$59,915
Current portion of amount due from Equinox (note 7)	$30,377
Non-current portion of amount due from Equinox (note 9)	$29,538

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset (exclusive of the receivable from Equinox included in amounts receivable) are summarized in the table below:

	September 30, 2025	December 31, 2024
Gold price per oz	$2,850	$2,000
Timing of receipt of remaining contingent payments	2026	2025 to 2026
Discount rate	5.56%	5.56%

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company established a range of conservative data points between minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production data for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Amounts Receivable

	September 30, 2025	December 31, 2024
Gold and copper concentrate sales receivable(1)	$46,439	$23,395
Molybdenum sales receivable(1)	68,587	47,302
Consumption and income tax receivables	3,177	2,274
Receivable from Equinox (note 5)	41,044	—
Other receivables	2,887	2,070
Total amounts receivable	$162,134	$75,041
(1)Includes provisionally-priced receivables subject to mark-to-market adjustment (note 18c)
7. Other current assets and liabilities

	September 30, 2025	December 31, 2024
Other current assets
Due from Equinox (1)	$30,377	$42,638
Prepaid insurance expenses	5,003	8,496
Deposits for consumable supplies	5,180	2,655
Prepaid assets	2,907	1,001
Other	212	554
Total other current assets	$43,679	$55,344
Other current liabilities
Current portion of lease obligations	$6,156	$6,393
Current portion of provision for reclamation (note 10)	473	5,113
Share repurchase liability (note 15)	6,957	7,597
Other	1,141	245
Total other current liabilities	$14,727	$19,348
(1)Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 5).
8. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance September 30, 2025	$697,202	$438,597	$50,907	$183,007	$1,369,713
(1)Includes exploration and evaluation assets of $274.5 million related to the Goldfield Project (inclusive of impairment reversal amount) and the Kemess Project.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the nine months ended September 30, 2025, $180.4 million of additions were capitalized to PP&E, including $8.6 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $2.9 million. During the nine months ended September 30, 2025, $0.2 million of PP&E at its carrying value was disposed of.

During the year ended December 31, 2024, $174.8 million of additions were capitalized to PP&E, including $0.8 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $4.8 million. During the year ended December 31, 2024, PP&E with a carrying value of $0.3 million was disposed of.
9. Other non-current assets and liabilities

	September 30, 2025	December 31, 2024
Other non-current assets
VAT and other tax receivables(1)	$5,989	$10,469
Non-current supplies inventory	346	1,732
Due from Equinox(2)	29,538	20,450
Other	2,010	749
Total other non-current assets	$37,883	$33,400

Other non-current liabilities
Non-current portion of lease obligations	$11,466	$13,713
Non-current portion of deferred revenue(3)	24,191	20,187
Post-retirement benefits	2,221	1,634
Other	2,293	—
Total other non-current liabilities	$40,171	$35,534
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership (note 5).
(3)Relates to the Additional Royal Gold Agreement (note 18a)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

10. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	September 30, 2025	December 31, 2024
Development, exploration, care and maintenance sites (1)
Balance, beginning of year	$176,579	$218,330
Changes in cost estimates	2,240	(3,905)
Changes in discount rate	(3,826)	(26,755)
Accretion	5,377	7,240
Liabilities settled	(4,454)	(9,539)
Foreign exchange revaluation	3,834	(8,792)
Balance, end of period	$179,750	$176,579
Operating sites (1)
Balance, beginning of year	$94,729	$82,323
Changes in cost estimates	5,070	15,185
Changes in discount rate	243	(2,700)
Accretion	3,010	3,052
Foreign exchange revaluation	1,699	(3,131)
Balance, end of period	$104,751	$94,729

Current portion of reclamation provision	473	5,113
Non-current portion of reclamation provision	284,028	266,195
Total provision for reclamation	$284,501	$271,308
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	As at September 30, 2025			As at December 31, 2024
Range of nominal risk-free interest rate applied	3.61%	to	4.73%	3.34%	to	4.78%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Reclamation (recovery) expense
The (recovery) expense relating to the development, exploration and care and maintenance sites are attributable to the following factors:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Changes in cost estimates	$(1,238)	$1,873	$1,795	$(7,930)
Changes in discount rate	919	5,526	(5,012)	(16,093)
Other	112	(791)	255	488
Total reclamation (recovery) expense	$(207)	$6,608	$(2,962)	$(23,535)
11. Revenue
Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Gold revenue	$235,703	$201,576	$541,199	$565,287
Copper revenue	48,627	45,648	131,895	134,835
Molybdenum revenue	85,241	58,637	243,697	177,108
Other by-product revenue(1)	7,609	5,060	19,116	13,674
Revenue from contracts with customers	$377,180	$310,921	$935,907	$890,904
Provisional pricing adjustment on concentrate sales(2)	18,547	12,619	48,213	27,453
Metal content adjustments on concentrate sales	(564)	387	(1,115)	(6,241)
Total revenue	$395,163	$323,927	$983,005	$912,116
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 13.3 million pounds of copper, 32,279 ounces of gold, and 82,694 pounds of molybdenum (September 30, 2024 - 14.1 million pounds of copper, 38,510 ounces of gold, and 68,169 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

12. Other operating (income) expenses

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Selling and marketing(1)	$3,216	$2,948	$8,716	$7,697
Study costs(2)	402	3,567	1,983	8,751
Unrealized (gain) loss on financial asset related to the Additional Royal Gold Agreement (note 18a)	(42,600)	1,500	(29,100)	10,400
Transaction costs related to the Additional Royal Gold Agreement (note 18a)	—	—	—	2,512
Other, net	774	34	1,067	1,037
Other operating (income) expenses	$(38,208)	$8,049	$(17,334)	$30,397
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Relates mostly to the site studies at the Mount Milligan Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Other non-operating income

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest income(1)	$(5,252)	$(7,481)	$(16,324)	$(23,438)
Foreign exchange (gain) loss (2)	(3,406)	1,089	(738)	(11,086)
Unrealized (gain) loss on equity investments	(2,181)	99	(3,302)	259
Loss (gain) on sale of PP&E	19	(7)	(226)	(524)
Other expenses	423	752	1,535	1,688
Other non-operating income	$(10,397)	$(5,548)	$(19,055)	$(33,101)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.
14. Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current income tax expense	$30,634	$23,885	$65,130	$70,358
Deferred income tax expense	28,947	3,969	17,119	5,121
Total income tax expense	$59,581	$27,854	$82,249	$75,479
15. Shareholders' equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid (“NCIB”)
On November 5, 2024, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025, representing approximately 10% of the public float.

During the nine months ended September 30, 2025, the Company repurchased 9,195,416 common shares (2024 - 4,965,300 common shares), for total consideration of $64.0 million (2024 - $31.8 million) at an average price of $6.96 (C$9.69) (2024 - $6.41) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On September 29, 2025, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $7.0 million (December 31, 2024 - $7.6 million) with a certain share price limit during the period ending October 30, 2025.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in share capital.
b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net earnings	$292,188	$28,792	$391,216	$132,892
Dilutive impact related to the RSU plan(1)	—	—	—	517
Dilutive impact related to the PSU plan(2)	1,991	(619)	(1,063)	(1,686)
Diluted earnings	$294,179	$28,173	$390,153	$131,723

Basic weighted average common shares (in thousands)	202,437	212,314	205,949	213,753
Dilutive impact of stock options (in thousands)	10	42	8	31
Dilutive impact related to the RSU plan (in thousands)(1)	1,071	492	966	2,095
Dilutive impact related to the PSU plan (in thousands)(2)	1,522	1,302	1,522	1,302
Diluted weighted average common shares (in thousands)	205,040	214,150	208,445	217,181

Earnings per share:
Basic	$1.44	$0.14	$1.90	$0.62
Diluted	$1.43	$0.13	$1.87	$0.61
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the three and nine months ended September 30, 2025 and 2024, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
RSUs and stock options excluded from earnings per share (in thousands)	1,768	688	1,382	—
ASPP impact excluded from earnings per share (in thousands)(1)	649	703	649	703
(1) ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On October 29, 2025, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on November 13, 2025.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Supplemental cash flow disclosures
Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Increase) decrease in amounts receivable	$(38,286)	$660	$(76,557)	$(438)
(Increase) decrease in inventories	(43,737)	4,113	(50,183)	(7,941)
Decrease (increase) in other current assets	47,202	(2,758)	32,668	(5,181)
Increase in accounts payable and accrued liabilities	66,105	3,990	78,720	4,804
(Decrease) increase in income taxes payable	(3,892)	813	(3,892)	813
Changes in working capital	$27,392	$6,818	$(19,244)	$(7,943)
17. Commitments and contingencies
Commitments
As of September 30, 2025, the Company had entered into contracts to acquire PP&E totaling $43.1 million (September 30, 2024 - $17.4 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. In October 2025, the Court of Appeal for British Columbia heard an appeal and cross appeal of the B.C. Supreme Court’s decision. The Court of Appeal’s judgment was reserved. The Company believes the potential exposure in relation to this claim from what the Company has accrued is not materially different.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

18. Financial assets and liabilities
The Company’s principal financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company’s principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	September 30, 2025	December 31, 2024
Other current financial assets
Current derivative instrument assets (note 18b)	$3,112	$625
Current equity investments (note 18d)	6,432	3,130
	9,544	3,755
Other non-current financial assets
Royal Gold financial asset (note 18a)	96,300	67,200
Non-current derivative instrument assets (note 18b)	115	17
	96,415	67,217
Non-current equity investments (note 18d)	85,477	9,785
Total other financial assets	$191,436	$80,757

Other current financial liabilities
Current derivative instrument liabilities (note 18b)	$12,906	$12,707
	12,906	12,707
Other non-current financial liabilities
Non-current derivative instrument liabilities (note 18b)	45,416	5,208
	45,416	5,208
Total other financial liabilities	$58,322	$17,915
The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive loss (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Decrease) increase in fair value of derivative financial instruments	$(52,892)	$4,504	$(39,772)	$(4,249)
Increase in fair value of equity securities	23,146	970	28,308	1,451
Reclassified to net earnings	(1,428)	(1,603)	(5,862)	(3,271)
(Decrease) increase in fair value of financial instruments and equity securities included in OCI(1)	$(31,174)	$3,871	$(17,326)	$(6,069)
(1)Includes tax (recovery) of $(0.6) million for the three months ended September 30, 2025 (three months ended September 30, 2024 - $0.4 million tax expense) and $5.2 million tax expense for the nine months ended September 30, 2025 (nine months ended September 30, 2024 - $0.4 million tax expense).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with Royal Gold and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered.
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones.
On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming a life of mine extension by approximately 10 years to 2045. The fair value of the financial asset was re-measured during the period to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	23,500
Balance, December 31, 2024	$67,200
Fair value adjustments	29,100
Balance, September 30, 2025	$96,300
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

Subsequent to the period end, the first tranche of the $43.1 million deferred gold consideration was settled with Royal Gold as a result of the first production milestone for the Greenstone Mine being achieved. See note 5.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	September 30, 2025	December 31, 2024
Gold price per oz - short-term (1)	$3,000 - $3,300	$2,400 - $2,625
Gold price per oz - long-term	$2,650	$2,100
Copper price per lb - long term	$4.25	$4.25
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	17.3%	12.0%
Discount rate	6.25% - 7.5%	6.75%
(1) Short-term represents the years 2025-2028 as at September 30, 2025 (2024-2028 as at December 31, 2024).

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	September 30, 2025	December 31, 2024
Derivative instrument assets
Current
Foreign exchange contracts	$7	$—
Fuel contracts	91	28
Royal Gold deliverables(1)	3,014	597
	3,112	625
Non-current
Foreign exchange contracts	33	—
Fuel contracts	82	17
	115	17
Total derivative instrument assets	$3,227	$642

Derivative instrument liabilities
Current
Foreign exchange contracts	$2,452	$11,948
Fuel contracts	446	583
Royal Gold deliverables(1)	—	176
Gold contracts	10,008	—
	12,906	12,707
Non-current
Foreign exchange contracts	830	4,896
Fuel contracts	419	312
Gold contracts	44,167	—
	45,416	5,208
Total derivative instrument liabilities	$58,322	$17,915
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at September 30, 2025 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2025	2026	2027+	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.62/$0.69	$0.60/$0.67	$0.50/$0.57	Fixed	6,201,000
ULSD swap contracts(1)	Litres	$0.59	$0.60	$0.59	Fixed	37,587,600
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.35/$1.39	$1.34/$1.39	—	Fixed	156,000,000
US$/C$ forward contracts	CAD	$1.35	$1.37	$1.36	Fixed	394,250,000
Gold Hedge Contracts
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,400	$2,400/$3,696	—	Fixed	30,000
Goldfield Project zero-cost collars(3)	Ounces	—	—	$3,200/$4,575	Fixed	117,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
(3)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.
In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price. The option collar contracts utilize a price floor, allowing for significant participation in

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at September 30, 2025 are expected to settle by the end of the forth quarter of 2025, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	12,340
Copper forward contracts	Pounds	Float	3,252,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at September 30, 2025 and December 31, 2024, are summarized as follows:

	September 30, 2025	December 31, 2024
Trade receivables prior to mark-to-market adjustment	$41,448	$27,199
Mark-to-market adjustment related to gold and copper concentrate sold	14,798	(2,727)
Mark-to-market adjustment related to molybdenum products sold	(82)	(31)
Provisionally-priced trade receivables	$56,164	$24,441
As at September 30, 2025 and December 31, 2024, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Copper	Pounds	13,349,281	20,099,765	4.65	4.00
Gold	Ounces	32,279	48,541	3,859	2,641
Molybdenum	Pounds	82,694	49,572	23.67	21.39

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at September 30, 2025 and December 31, 2024, are summarized as follows:

	September 30, 2025	December 31, 2024
Accounts payable prior to fair value adjustment	$47,210	$10,298
Fair value adjustment to molybdenum concentrate	6,847	202
Provisionally-priced accounts payable	$54,057	$10,500
As at September 30, 2025 and December 31, 2024, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Molybdenum	Pounds	1,826,591	1,275,577	$23.29	$20.09
d. Equity Investments

	September 30, 2025	December 31, 2024
Current portion of equity investments	$6,432	$3,130
Non-current portion of equity investments (1)	85,477	9,785
Total equity investments	$91,909	$12,915
(1) Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $33.5 million and investment in Liberty Gold Corp. of $22.6 million made during the nine months ended September 30, 2025.

1

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$96,300	$96,300
Provisionally-priced trade receivables	—	56,164	—	56,164
Equity investments	91,909	—	—	91,909
Derivative financial instruments	—	3,227	—	3,227
	$91,909	$59,391	$96,300	$247,600

Financial liabilities
Provisionally-priced accounts payable	$—	$54,057	$—	$54,057
Derivative financial instruments	—	58,322	—	58,322
	$—	$112,379	$—	$112,379

December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$67,200	$67,200
Provisionally-priced trade receivables	—	24,441	—	24,441
Equity investments	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$12,915	$25,083	$67,200	$105,198

Financial liabilities
Provisionally-priced accounts payable	$—	$10,500	$—	$10,500
Derivative financial instruments	—	17,915	—	17,915
	$—	$28,415	$—	$28,415
During the three and nine months ended September 30, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Equity investments
Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
19. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended September 30, 2025
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$169,098	$137,269	$88,796	$395,163	$—	$395,163
Cost of sales
Production costs	59,141	77,344	86,867	223,352	—	223,352
Depreciation	19,770	14,473	1,136	35,379	—	35,379
Earnings from mine operations	$90,187	$45,452	$793	$136,432	$—	$136,432
Exploration and evaluation costs	157	2,028	—	2,185	18,381	20,566
Corporate administration costs	—	—	—	—	6,955	6,955
Share-based compensation expenses	—	—	—	—	8,074	8,074
Care and maintenance expenses	—	—	1,290	1,290	3,386	4,676
Impairment reversal	—	—	—	—	(193,520)	(193,520)
Reclamation expense (recovery)	—	—	330	330	(537)	(207)
Other operating expenses (income)	366	(40,200)	977	(38,857)	649	(38,208)
Earnings (loss) from operations	$89,664	$83,624	$(1,804)	$171,484		$328,096
Gain on sale of Greenstone Partnership					(16,264)	(16,264)
Other non-operating income					(10,397)	(10,397)
Finance costs					2,988	2,988
Earnings before income tax						$351,769
Income tax expense					59,581	59,581
Net earnings						$292,188
Additions to PP&E	$7,961	$11,868	$36,509	$56,338	$361	$56,699

Three months ended September 30, 2024
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$126,092	$137,412	$60,423	$323,927	$—	$323,927
Cost of sales
Production costs	41,900	80,579	60,961	183,440	—	183,440
Depreciation	12,974	19,024	1,121	33,119	—	33,119
Earnings (loss) from mine operations	$71,218	$37,809	$(1,659)	$107,368	$—	$107,368
Exploration and evaluation costs	319	2,291	7,351	9,961	11,910	21,871
Corporate administration costs	—	—	—	—	7,282	7,282
Share-based compensation expenses	—	—	—	—	2,644	2,644
Care and maintenance expenses	—	—	2,457	2,457	3,569	6,026
Reclamation expense	—	—	3,160	3,160	3,448	6,608
Other operating expenses	254	6,121	460	6,835	1,214	8,049
Earnings (loss) from operations	$70,645	$29,397	$(15,087)	$84,955		$54,888
Other non-operating income					(5,548)	(5,548)
Finance costs					3,790	3,790
Earnings before income tax						$56,646
Income tax expense					27,854	27,854
Net earnings						$28,792
Additions to PP&E	$17,893	$27,232	$34,256	$79,381	$334	$79,715

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
September 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Nine months ended September 30, 2025
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$329,703	$399,290	$254,012	$983,005	$—	$983,005
Cost of sales
Production costs	120,669	225,786	250,643	597,098	—	597,098
Depreciation, depletion and amortization	36,810	45,281	3,409	85,500	—	85,500
Earnings (loss) from mine operations	$172,224	$128,223	$(40)	$300,407	$—	$300,407
Exploration and evaluation costs	1,223	3,934	—	5,157	32,234	37,391
Corporate administration costs	—	—	—	—	24,100	24,100
Share-based compensation expenses	—	—	—	—	10,945	10,945
Care and maintenance expenses	—	—	4,519	4,519	9,787	14,306
Impairment reversal	—	—	—	—	(193,520)	(193,520)
Reclamation recovery	—	—	(659)	(659)	(2,303)	(2,962)
Other operating expenses (income)	717	(21,150)	2,148	(18,285)	951	(17,334)
Earnings (loss) from operations	$170,284	$145,439	$(6,048)	$309,675		$427,481
Gain on sale of Greenstone Partnership					(37,871)	(37,871)
Other non-operating income					(19,055)	(19,055)
Finance costs					10,942	10,942
Earnings before income tax						$473,465
Income tax expense					82,249	82,249
Net earnings						$391,216
Additions to PP&E	$31,820	$52,194	$95,732	$179,746	$629	$180,375

Nine months ended September 30, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$369,458	$357,690	$184,968	$912,116	$—	$912,116
Cost of sales
Production costs	114,449	216,990	188,333	519,772	—	519,772
Depreciation, depletion and amortization	39,793	51,429	2,742	93,964	—	93,964
Earnings (loss) from mine operations	$215,216	$89,271	$(6,107)	$298,380	$—	$298,380
Exploration and evaluation costs	727	5,328	21,060	27,115	30,377	57,492
Corporate administration costs	—	—	—	—	24,698	24,698
Share-based compensation expenses	—	—	—	—	5,985	5,985
Care and maintenance expenses	—	—	7,897	7,897	9,235	17,132
Reclamation recovery	—	—	(15,514)	(15,514)	(8,021)	(23,535)
Other operating expenses	617	22,147	1,251	24,015	6,382	30,397
Earnings (loss) from operations	$213,872	$61,796	$(20,801)	$254,867		$186,211
Other non-operating income					(33,101)	(33,101)
Finance costs					10,941	10,941
Earnings before income tax						$208,371
Income tax expense					75,479	75,479
Net earnings						$132,892
Additions to PP&E	$39,462	$46,795	$44,774	$131,031	$1,864	$132,895